SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

28 June 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

PARTNERSHIP SHARES

The share interests of the under-noted persons discharging managerial responsibility have increased following the monthly purchase of partnership shares by the Trustees, Computershare Trustees Limited, under the Aviva All Employee Share Ownership Plan.

The following transactions took place in London on 22 June 2012 and the Company was advised on 28 June 2012.

Notified in accordance with DTR 3.1.4 R(1)(a)
PDMR	Shares Purchasesd (25p Ord)	% of Issued Share Capital	Share Price
David McMillan	45	Negligible	275.80p
Amanda Mackenzie	45	Negligible	275.80p
Robin Spencer	45	Negligible	275.80p
Paul Abberley	45	Negligible	275.80p

If you have any queries concerning this announcement please contact Yomi Akisanya, Group Legal and Secretarial (020 7662 2564).

Liz Nicholls
Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 June, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary